Exhibit 99.4

TSX-V: HGC

INTERIM FINANCIAL STATEMENTS

(Unaudited and Prepared by Management)

THREE MONTHS ENDED FEBRUARY 29, 2008

The accompanying unaudited interim consolidated financial statements of Hawthorne Gold Corp. for the three months ended February 29, 2008 have been prepared by management and approved by the Company’s Board of Directors and Audit Committee. These statements have not been reviewed by the Company’s external auditor.

Hawthorne Gold Corp.

Interim Consolidated Balance Sheets
(Unaudited and prepared by management)

	February 29,	November 30,
	2008	2007
ASSETS

Current assets
Cash and cash equivalents	$2,775,307	$2,749,637
Other receivables	93,138	179,747
Loan receivable (Note 7)	127,908	-
Prepaid expenses	170,234	250,958
	3,166,587	3,180,342

Plant and equipment (Note 2)	1,113,443	1,139,683
Mineral properties (Note 3)	6,547,943	4,151,091

	$10,827,973	$8,471,116

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$330,719	$719,610
Due to related parties (Note 6)	35,355	4,330
Capital lease obligation - current (Note 5)	164,368	164,368
	530,442	888,308

Capital lease obligation (Note 5)	261,141	289,360
Asset retirement obligation (Note 3)	24,397	22,179
	815,980	1,199,847

SHAREHOLDERS' EQUITY

Share capital (Note 4)	7,858,122	5,717,692
Contributed surplus (Note 4(f))	3,092,418	2,152,424
Deficit	(938,547)	(598,847)

	10,011,993	7,271,269

	$10,827,973	$8,471,116

Nature of continuance of operations (Note 1)
Commitments (Note 11)
Subsequent events (Note 12)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board:

"Richard Barclay"	"Harvey Brooks"
Director	Director

Hawthorne Gold Corp.

Interim Consolidated Statements of Operations and Deficit
(Unaudited and prepared by management)

	Three months	Three months
	ended	ended
	February 29,	February 28,
	2008	2007

Administrative expenses
Amortization	$2,594	$607
Bank charges and interest	16,814	510
Filing fees and transfer agent	10,400	14,530
Investor relations	108,473	-
Professional fees	33,123	1,541
Rent and office expenses	55,469	12,087
Shareholder information	7,541	2,500
Stock based compensation	112,118	-
Travel and entertainment	2,148	1,718
Wages and benefits	30,046	10,712

Loss before other income and income taxes	(378,726)	(44,205)

Other income
Interest income	39,026	1,724

Loss before income taxes	(339,700)	(42,481)

Future income tax recovery	-	38,250

Loss and comprehensive loss for the period	(339,700)	(4,231)

Deficit, beginning of the period	(598,847)	(2,025)

Deficit, end of the period	$(938,547)	$(6,256)

Basic and diluted loss per common share	(0.02)	(0.00)

Weighted average number of common shares outstanding	15,978,819	7,223,111

The accompanying notes are an integral part of the consolidated financial statements.

Hawthorne Gold Corp.

Interim Consolidated Statements of Cash Flows
(Unaudited and prepared by management)

	Three months	Three months
	ended	ended
	February 29,	February 28,
	2008	2007

Cash provided by (used for)

Operating activities
Loss for the period	(339,700)	(4,231)
Items not involving cash:
Amortization	2,594	607
Stock based compensation	112,118	-
Future income tax recovery	-	(38,250)
Net changes in non-cash working capital
Receivables and other current assets	167,333	(23,483)
Accounts payable and accrued liabilities	255,219	5,566
Due to related parties	35,355	1,714

Net cash used in operating activities	232,919	(58,077)

Investing activities
Plant and equipment	(19,558)	-
Mineral properties	(2,944,906)	(28,909)

Net cash used in investing activities	(2,964,464)	(28,909)

Financing activities
Shares issued, net of issuance costs	2,913,342	170,000
Loan receivable	(127,908)	-
Deferred financing cost	-	(22,500)
Repayment of capital lease	(28,219)	-

Net cash provided by financing activities	2,757,215	147,500

Increase in cash	25,670	60,514

Cash, beginning of the period	2,749,637	128,429

Cash, end of the period	2,775,307	188,943

Interest paid	15,901	-

Income taxes paid	-	-

Supplemental disclosure with respect to cash flows (Note 8).

The accompanying notes are an integral part of the consolidated financial statements.

Hawthorne Gold Corp.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended February 29, 2008 and 2007
(unaudited and prepared by management)

1.	Nature and Continuance of Operations

Hawthorne Gold Corp. (the “Company”) was incorporated under the laws of British Columbia on January 18, 2006. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company is listed as a Tier one issuer on the TSX Venture Exchange.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application as the most recent annual financial statements dated November 30, 2007. These interim consolidated financial statements do not contain all of the information required by Canadian general accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s November 30, 2007 audited annual financial statements.

As at February 29, 2008, the Company has no source of operating cash flows and has not yet achieved profitable operations, has accumulated losses since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they come due.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, 0811381 BC Ltd. All significant intercompany transactions and balances have been eliminated.

2.	Plant and Equipment

			February 29,	November 30,
		Accumulated	2008	2007
	Cost	Amortization	Net Book Value	Net Book Value
	$	$	$	$
Office furniture	20,450	3,097	17,353	12,184
Computer equipment	30,469	8,117	22,352	17,726
Vehicles	135,391	28,940	106,451	115,082
Buildings	940,255	69,344	870,911	893,243
Site equipment	112,720	16,344	96,376	101,448

1,239,285		125,842	1,113,443	1,139,683

Included in buildings at February 29, 2008, was $507,489 (2007 – $nil) in capital leases. Amortization during the three months ended February 29, 2008 amounted to $38,629 (2007 - $607), which has been reflected in the financial statements as follows:

Three months ended February 28,			2008	2007
Mineral properties - balance sheet			36,035	-
Amortization - statement of operations and deficit			2,594	607

Total amortization recognized, credited to accumulated amortization			38,629	607

Hawthorne Gold Corp.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended February 29, 2008 and 2007
(unaudited and prepared by management)

3.	Mineral Properties

	Frasergold	Cassiar	Carruthers
	Property	Property	Property	Total
	$	$	$	$

Balance, November 30, 2006	31,457	-	138,391	169,848

Acquisition and maintenance	273,284	-	10,000	283,284
Amortization	78,594	-	-	78,594
Asset retirement obligation	22,179	-	-	22,179
Camp and expediting	809,766	-	-	809,766
Drilling	938,641	-	-	938,641
Equipment	171,538	-	-	171,538
Geochemical and metallurgical	109,891	-	-	109,891
Geological and geophysics	686,305	-	2,800	689,105
Professional and consulting	72,356	-	-	72,356
Stock based compensation	161,695	-	-	161,695
Travel	82,985	-	-	82,985
Vehicle costs	33,193	-	-	33,193
Wages and benefits	528,016	-	-	528,016
Balance, November 30, 2007	3,999,900	-	151,191	4,151,091

Acquisition and maintenance	28,513	1,256,538	-	1,285,051
Amortization	36,035	-	-	36,035
Asset retirement obligation	2,218	-	-	2,218
Camp and expediting	161,481	24,660	-	186,141
Drilling	144,556	-	-	144,556
Equipment	53,341	2,101	-	55,442
Geochemical and metallurgical	218,735	-	-	218,735
Geological and geophysics	154,824	4,376	-	159,200
Professional and consulting	5,400	13,500	-	18,900
Stock based compensation	37,664	17,300	-	54,964
Travel	6,143	5,898	-	12,041
Vehicle costs	159	-	-	159
Wages and benefits	157,687	65,723	-	223,410

Incurred during the period	1,006,756	1,390,096	-	2,396,852

Balance, February 29, 2008	5,006,656	1,390,096	151,191	6,547,943

Frasergold Property, British Columbia

At February 29, 2008, the Frasergold property is comprised of the following mineral claims:

Eureka Resources Inc.

In October 2006, the Company entered into in an option agreement with Eureka Resources, Inc. (“Eureka”) to earn up to a 60% interest in the Frasergold property by incurring the following:

Hawthorne Gold Corp.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended February 29, 2008 and 2007
(unaudited and prepared by management)

	Cash	Minimum work
	payments	commitments

On signing (paid)	$25,000	$-
September 30, 2007 (expended)	-	500,000
October 31, 2007 (paid)	50,000	-
April 30, 2008 (expended)	-	1,000,000
October 31, 2008	50,000	-
April 30, 2009 (expended)	-	1,000,000
October 31, 2009	50,000	-
April 30, 2010 (expended)	-	1,000,000

	$175,000	$3,500,000

In addition to the cash payments of $175,000 and exploration expenditures of $3,500,000, the Company must also complete a feasibility study by April 30, 2010 to earn its initial 51% interest. In the event the feasibility study cannot be completed by April 30, 2010, the Company can pay a cash penalty of $100,000 per quarter to Eureka until January 31, 2012. The Company can earn an additional 9% interest by arranging third party financing for not less than 70% of the estimated capital costs required for commercial production of the property for Eureka on the same terms and conditions as the Company. If the Company fails to arrange third party financing for production, Eureka can arrange third party financing and earn an additional 2% interest from the Company.

Dajin Resources Corp.

In May 2007, the Company entered into in an option agreement with Dajin Resources Corp. (“Dajin”) to earn up to a 70% interest in certain mineral claims by incurring the following:

	Cash	Minimum work
	payments	commitments

On signing (paid)	$100,000	$-
May 29, 2008 (expended)	-	150,000
May 29, 2009	-	150,000
November 30, 2010	-	200,000

	$100,000	$500,000

On the exercise of the option, Dajin may elect to either remain a 30% working interest partner or, for no additional consideration, convert its 30% working interest into a 2% NSR.

Bourdon Property

In June 2007, the Company entered into an option agreement with a property vendor to earn a 100% interest in a mineral claim by incurring the following:

	Cash	Share
	payments	payments

On signing (paid and issued)	$20,000	10,000
May 29, 2008	30,000	15,000
May 29, 2009	40,000	20,000
November 30, 2010	50,000	25,000
	$140,000	$70,000

Hawthorne Gold Corp.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended February 29, 2008 and 2007
(unaudited and prepared by management)

In the event the Bourdon property is subject to a positive feasibility study, the Company will issue an additional 150,000 common shares. The property is subject to a two percent (2%) NSR of which fifty percent (50%) may be purchased for the sum of $1,000,000.

Addie Property

In September 2007, the Company acquired certain mineral claims by issuing 50,000 shares. The property is subject to a two percent (2%) NSR of which fifty percent (50%) may be purchased for the sum of $1,000,000.

Cassiar Property, British Columbia

Taurus

Pursuant to an option agreement, the Company can acquire 46 mineral claims near Cassiar, British Columbia from American Bonanza Gold Corp. in consideration of an aggregate $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the agreement, the Company is required to issue 250,000 common shares to Bonanza on or before December 22, 2008.

Carruthers Property, British Columbia

In May 2006, the Company entered into in an option agreement with Cariboo Rose Resources Ltd. (“Cariboo”) (formerly Wildrose Resources Ltd.) to earn a 60% interest in the Carruthers property by incurring the following:

	Cash	Minimum work
	payments	commitments

April 25, 2007 (paid)	$10,000	$-
April 25, 2008 (work commitment fulfilled)	15,000	100,000
April 25, 2009	15,000	-
April 25, 2010	20,000	-
April 25, 2011	30,000	-
April 25, 2012	50,000	900,000
	$140,000	$1,000,000

The property is subject to back-in rights by the underlying claim owner, Phelps Dodge (“Phelps”), whereby Phelps can earn back a 60% interest in the property by incurring the greater of $1,500,000 or exploration expenditures that are 200% greater than expenditures to date by Cariboo and the Company. If Phelps earned back a 60% interest, the Company’s interest would be reduced to 24%. The back-in election must be made the earlier of June 2009 or completion of 2,500 meters of drilling. Phelps may earn an additional 10% by completing a feasibility study within three years of earning its back-in rights. If Phelps elects not to exercise its back-in rights, it will be entitled to a 2.5% NSR, which can be reduced to 1% by payment of $1,500,000.

Asset Retirement Obligation

A continuity of the asset retirement obligation relating to the mineral properties is as follows:

Hawthorne Gold Corp.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended February 29, 2008 and 2007
(unaudited and prepared by management)

	Three months ended	Year ended
	February 29,	November 30,
	2008	2007

Asset retirement obligation - beginning of period	$22,179	-
Liabilities incurred	-	22,179
Accretion expense	2,218	-
Asset retirement obligation - ending of period	$24,397	$22,179

The total undiscounted amount of estimated cash flows required to settle the obligations is $57,527, which was adjusted for inflation at the rate of 2% and then discounted at 10%. Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

4.	Share Capital

	a)	Authorized

Unlimited Class A common shares, without par value

	b)	Issued

	Three months ended		Year ended
	February 29, 2008		November 30, 2007
	Shares	Amount	Shares	Amount
	#	$	#	$
Common shares
Balance, beginning of period	14,462,875	5,717,692	6,800,000	300,000
Private placements	1,875,000	2,224,857	3,964,375	3,917,270
Initial Public Offering	-	-	3,350,000	2,010,000
Mineral properties			60,000	93,500
Warrants exercised	6,375	6,056	4,000	3,800
Less:
- Finders' fees	92,813	-	284,500	(484,301)
- Share issue costs	-	(90,483)	-	(71,577)
- Tax benefits on renounced to subscribers	-	-	-	(51,000)

Balance, end of period	16,437,063	7,858,122	14,462,875	5,717,692

In December 2007, the Company closed a non-brokered private placement for gross proceeds of $3 million. The private placement consisted of 1,875,000 units priced at $1.60 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 18 months from the date of closing, to acquire one common share at $2.25 per share. The Company paid a finder’s fee of 92,813 common shares, equivalent to 5% of the proceeds sourced by eligible finders in respect of certain units placed under the financing. The fair value of warrants was estimated using the Black-Scholes option pricing model (assumptions include a risk free rate of 4%, estimated volatility of 120%, expected life of 1.5 years and expected dividend yield of 0%) and $775,143 of the proceeds of the financing was credited to contributed surplus.

c)	Warrants

The continuity of warrants is as follows:

Hawthorne Gold Corp.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended February 29, 2008 and 2007
(unaudited and prepared by management)

		Weighted
	Number of	average
	common shares	exercise price
Balance, November 30, 2007	1,973,188	$1.56

Issued	937,500	2.25
Exercised	(6,375)	0.60

Balance, Februrary 29, 2008	2,904,313	$1.91

The fair value of the 937,500 warrants issued in connection with the private placement has been estimated at $775,143 (2007 - $nil) using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk free interest rate	4%	-
Expected dividend yield	- %	-
Stock price volatility	120%	-
Expected life of warrants	1.5 years	-
Fair value of warrants	$0.83	-

d)	Options

The Company adopted a rolling stock option plan, whereby 10% of the Company's issued and outstanding share capital may be granted to officers, directors, employees and consultants of the Company.

The continuity of options is as follows:

		Weighted
	Number of	average
	common shares	exercise price
Balance, November 30, 2007	1,389,000	$0.86

Cancelled	(41,000)	-
Balance, Februrary 29, 2008	1,348,000	$0.84

The exercise prices of all share purchase options granted were at the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period ended February 29, 2008, which have been reflected in the financial statement as follows:

Three months ended February 28,	2008	2007
Mineral properties - balance sheet	54,964	-
Stock based compensation - statement of oeprations and deficit	112,118	-

Total compensation cost recognized, credited to contributed surplus	167,082	-

The fair value of share options used has been estimated using the Black-Scholes option pricing model with the following assumptions:

Hawthorne Gold Corp.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended February 29, 2008 and 2007
(unaudited and prepared by management)

Three months ended February 28,	2008	2007
Risk free interest rate	4.25%	-
Expected dividend yield	- %	-
Stock price volatility	111%	-
Expected life of warrants	4.71 years	-
Fair value of options	$0.64	-

e)	Shares held in escrow

As at February 29, 2008, there were 3,435,000 common shares (2007 – 4,580,000) of the Company held in escrow. The escrowed shares are released every six months and the length of the agreement is three years.

f)	Contributed surplus

	Three months ended	Year ended
	February 29,	November 30,
	2008	2007
Balance, beginning of period	$2,152,424	-
Stock based compensation for stock options	167,082	529,193
Stock based compensation for broker warrants	-	116,901
Stock based compensation for warrants	775,143	1,507,730
Exercised of broker warrants	(2,231)	(1,400)

Balance, end of period	$3,092,418	$2,152,424

5.	Capital Lease

The Company is committed to a capital lease for its camp facilities as follows:

		Capital lease

	2008	$132,359
	2009	176,479
	2010	198,240
Total lease payments and buyout		507,078
Less: amount representing interest		(97,470)
Present value of minimum payments		409,608

6.	Related Party Transactions

	a)	During the three months ended February 29, 2008, the Company paid rent of $12,000 (2007 - $3,000) to a company with common officers and directors.

	b)	Included in accounts payable at February 29, 2008, was $35,355 (November 30, 2007 - $4,330) payable to related parties without interest.

7.	Loan Receivable

During the three months ended February 29, 2008, the Company loaned $127,000 to Cusac Gold Mine Ltd. (as described in Note 12) for its operating expenses. The loans are due on April 15, 2008 and bear interest of 8% per annum. At February 29, 2008, interest of $908 was accrued.

Hawthorne Gold Corp.
Notes to the Interim Consolidated Financial Statements
For the Three Months Ended February 29, 2008 and 2007
(unaudited and prepared by management)

8.	Supplemental Disclosure with Respect to Cash Flows

The significant non-cash transaction for the three months ended February 29, 2008 was the inclusion in accounts payable of $68,250 (2007 - $16,201) in mineral property expenditures and $nil (2007 - $3,233) in plant and equipment expenditures.

In conjunction with the December 2007 private placement, of the proceeds $2,970,000, the Company paid a finder’s fee of 5%, or $148,501, by issuing 92,813 common shares of the Company.

9.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and due to related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

10.	Segmented Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties. All of the Company’s properties and equipment are located in Canada.

11.	Commitments

The Company is committed to certain cash payments and exploration expenditures as described in Note 3.

12.	Subsequent events

On April 15, 2008, the Company completed the statutory plan of arrangement (the “Arrangement”) pursuant to which, among other things, the Company acquired all of the outstanding common shares (the “Shareholders”) and debentures (the “Debentureholders”) of Cusac as more particularly described in the Cusac Information Circular dated February 13, 2008. Cusac became a wholly owned subsidiary of the Company. Under the terms of the Arrangement, Shareholders of Cusac received one (1) common share of the Company in exchange for each nineteen (19) Cusac common shares. In addition, for each two (2) dollars of principal and interest owed to each Cusac Debentureholder, the Company issued one (1) common share. The Company issued approximately 6.05 million common shares to Cusac Shareholders and Debentureholders. Cusac stock options and warrants were also assumed by the Company, using the effective nineteen (19) to one (1) ratio.

On April 25, 2008, the Company closed a brokered private placement of $12,314,983. The private placement consisted of 3,443,009 units priced at $1.75 per unit for gross proceeds of $6,025,266. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of two years from closing to acquire one common share at a price of $2.25 per share. The private placement also consisted of 3,225,496 flow-through common shares priced at $1.95 per share for gross proceeds of $6,289,717. The Company paid a cash commission of $738,898 or 6% of the gross proceeds and issued 400,111 compensation options equal to 6% of the aggregate number of units and flow-through common shares. Each compensation option entitles the holder to purchase one common share at an exercise price of $1.75 per share for a year from the closing of the private placement.